Exhibit 99.1

RYB Education, Inc. Reports First Quarter 2019 Financial Results

BEIJING, May 28, 2019 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the first quarter of 2019.

First Quarter 2019 Operational and Financial Summary

•                      Number of students enrolled at RYB directly operated kindergartens was 24,572 as of March 31, 2019, compared with 22,087 as of March 31, 2018.

•                      Net revenues increased by 19.2% to $34.3 million, compared with $28.8 million for the first quarter of 2018.

•                      Gross profit was $1.8 million, compared with $0.6 million for the first quarter of 2018.

•                      Net loss attributable to ordinary shareholders of RYB for the first quarter of 2019 was $2.3 million, compared with $2.7 million for the first quarter of 2018. Adjusted net loss attributable to ordinary shareholders1 of RYB for the first quarter of 2019 was $1.2 million, compared with $1.0 million for the first quarter of 2018.

•                      Cash generated from operating activities was $13.2 million in the first quarter of 2019, compared with $5.3 million for the first quarter of 2018.

Subsequent Events

The Company has successfully closed the previously announced acquisition of a Singapore-based private childhood education group in early April. In total, the Company acquired approximately 77% equity interest of the group for a combined consideration of RMB146 million.

1  Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interests. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

“We ended first quarter of 2019 with solid performance, delivering 19.2% year-over-year revenue growth. We attribute this healthy performance to our consistent investment in enhancing the quality of education and services we provide to our children and our continuous pursuit of differentiated product and services offerings. Such commitment was rewarded with 11.3% net enrollment increase at our directly operated kindergartens this quarter,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB.

“Going forward, we aim for a balanced growth strategy. With the policies and regulations relating to kindergartens continuing to be implemented this year, we will work alongside relevant government agencies to adopt those policies at our facilities.

We continue to focus on our core offerings of play-and-learn center and kindergarten services. Our play-and-learn center network continues to expand at a healthy pace. With the Singapore acquisition now closed, we have expanded our directly-operated kindergarten network and brands considerably. The high-quality personnel and bilingual curriculum that came with the Singapore acquisition, together with other smaller strategic acquisitions and investments, have also positioned us well for broader product and services offerings such as proprietary course content, teacher training, management systems and standards and other tailored service solutions. In conjunction with other growth initiatives such as care and education for children 0 to 3 years old, we look forward to servicing a wider target market at home and abroad.”

Ms. Ping Wei, Chief Financial Officer of RYB, added, “2019 began with net revenues increasing 19.2% year-over-year in the first quarter and enrollments at directly operated kindergartens growing 11.3%. In addition, first quarter adjusted operating loss narrowed to $2.7 million from $3.4 million in the first quarter of last year. Our improving top-line and bottom-line results were driven by focused execution of our growth strategy, prudent cost management and our continuous investments in offering more quality product and services solutions.

“China’s early childhood education market is big and still growing. Looking ahead, we will continue to balance growth and profitability. We remain committed to investing in our teachers and in our R&D initiatives to drive better educational quality and eventually healthier long-term growth. In addition, we will also continue to adopt strict security and safety standards at our facilities and stringent cost-control measures, especially in non-core functions. We believe such a balanced approach will help optimize long-term shareholder value.”

First quarter 2019 Financial Results

Net Revenues

Net revenues for the first quarter of 2019 increased by 19.2% to $34.3 million, from $28.8 million for the same quarter of 2018.

Service revenues for the first quarter of 2019 increased by 22.5% to $31.9 million, from $26.0 million for the same quarter of 2018. The increase was primarily due to increased tuition fees from increased average student payments due to student-mix shift and an increase in the number of students enrolled in the Company’s directly operated kindergartens. The increase in the number of students enrolled was attributable to newly opened facilities, acquired facilities as well as higher utilization rates at existing facilities as they ramp-up.

Product revenues for the first quarter of 2019 decreased by 12.1% to $2.4 million, from $2.8 million for the same quarter of 2018. The decrease was mainly timing difference as some products typically delivered in the quarter were delayed to later quarters.

Cost of Revenues

Cost of revenues for the first quarter of 2019 was $32.4 million, a 15.3% increase from $28.1 million for the same quarter of 2018. Cost of revenues for services for the first quarter of 2019 was $31.2 million, compared with $26.7 million for the same quarter of 2018. The increase was primarily due to increase in staff compensation at the Company’s directly operated kindergartens and higher operating costs, such as rental and material consumption as the Company’s kindergarten facilities network expanded in the quarter. Cost of products revenues for the first quarter of 2019 was $1.2 million, compared with $1.4 million for the same quarter of 2018. The decrease was generally in line with the decrease in products revenue.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2019 increased by 195.0% to $1.8 million, compared with $0.6 million for the same quarter of 2018.

Gross margin for the first quarter of 2019 was 5.4%, compared with 2.2% for the same quarter last year. The increase was primarily due to incrementally higher utilization rates at directly operated kindergartens and increased tuition fees from a student-mix shift.

Operating Expenses

Total operating expenses for the first quarter of 2019 were $5.9 million, comparable with $5.8 million for the first quarter of 2018. Excluding share-based compensation expenses, operating expenses were $4.6 million, an increase of 13.1% from $4.1 million for the first quarter of 2018.

Selling expenses for the first quarter of 2019 were $0.6 million, compared with $0.3 million for the same quarter of 2018.

General and administrative (“G&A”) expenses for the first quarter of 2019 were $5.3 million, a 3.1% decrease from $5.5 million for the same quarter of 2018. Excluding share-based compensation expenses, G&A expenses were $4.0 million, compared with $3.8 million for the same quarter of 2018. The share-based compensation expenses included in G&A expenses were $1.3 million for the first quarter of 2019.

Operating Loss

Operating loss for the first quarter of 2019 was $4.0 million, compared with $5.1 million for the same quarter last year. Adjusted operating loss2 was $2.7 million for the first quarter of 2019, compared with $3.4 million for the same quarter of 2018.

Net Income/loss

Net loss attributable to ordinary shareholders of RYB for the first quarter of 2019 was $2.3 million, compared with $2.7 million for the same quarter of 2018. Adjusted net loss attributable to ordinary shareholders of RYB, which excludes the impact of $1.3 million of share-based compensation expense and $0.2 million decrease in redeemable non-controlling interests for the first quarter of 2019, was $1.2 million, compared with $1.0 million for the same quarter of 2018.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the first quarter of 2019 were both $0.08, compared to $0.09 for the same quarter of 2018. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders3 of RYB for the first quarter of 2019 were both $0.04, compared with $0.03 for the same quarter of 2018.

EBITDA4 for the first quarter of 2019 was a loss of $0.7 million, compared with a loss of $2.8 million for the same period of 2018. Adjusted EBITDA5 for the first quarter of 2019 was $0.6 million, compared with a loss of $1.0 million for the same quarter of 2018.

2  Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

3  Adjusted basic and diluted net income (loss) per ADS attributable to ordinary shareholders is a non- GAAP financial measure, which is defined as basic and diluted net income (loss) per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4  EBITDA is defined as net income (loss) excluding depreciation, amortization and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non- GAAP results” elsewhere in this earnings release.

5  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income (loss) excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non- GAAP results” elsewhere in this earnings release.

Operating Cash Flow

Cash generated from operating activities was $13.2 million during the first quarter of 2019, compared with $5.3 million during the first quarter of 2018. The increase was primarily due to higher advance payments from customers in the quarter as compared to the last year, further enlarged by one-off refunds to potential and contracted franchisees in the same period of 2018.

Balance Sheet

As of March 31, 2019, the Company had total cash and cash equivalents of $100.1 million, a decrease from $104.1 million as of December 31, 2018 as operating cash inflow generated from this quarter was used in acquisition and other investments activities. $4.5 million of share repurchase executed in the quarter also contributed to the decrease in cash balance.

In February 2016, the FASB issued ASU 2016-02, “Leases Topic (842): Leases.” This ASU supersedes existing guidance on accounting for leases in Leases (Topic 840). The update requires disclosures regarding key information about leasing arrangements and requires all leases for a lessee to be recognized on the balance sheet as a right-of-use asset and a corresponding lease liability. For leases with a term of 12 months or less, a practical expedient is available whereby a lessee may elect, by class of underlying asset, not to recognize a right-of-use asset or lease liability. The Company adopted the new standard during the quarter just ended using the modified retrospective transition method resulting in the recording of a right-to-use asset of $75.3 million and lease liabilities of $79.7 million on the balance sheet and a corresponding liability. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The Company utilized the package of practical expedients allowing the Company to not reassess whether a contract is or contains a lease, lease classification and initial direct costs. As part of the adoption of the accounting standard, the Company elected to not recognize short-term leases on the condensed consolidated balance sheet.

Outlook

For the second quarter of 2019, the Company’s management currently expects:

•                      Net revenues to be between $52.1 million and $54.5 million, representing a year-over-year increase of approximately 10% to 15%.

For the full year of 2019, the Company’s management currently expects:

•                      Net revenues to be between $195.5 million and $203.5 million, representing a year-over-year increase of approximately 25% to 30%.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions, customer demand and foreign exchange environment, which are all subject to change. The above outlook includes revenue consideration of the Company’s completed acquisition of a leading Singapore-based private childhood education group, as initially announced February 5, 2019.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, May 29, 2019 (8:00 p.m. Beijing Time on May 29, 2019) to discuss financial results and answer questions from investor and analysts. Listeners may access the call by dialing:

United States (toll free):	1-888-317-6003
International:	1-412-317-6061
China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Participant Elite Entry Number:	7291851

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the RYB Education, Inc. conference call.

A telephone replay will be available approximately one hour after the call until June 5, 2019 by dialing:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10131784

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility,” “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, interest expenses, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and changes in redeemable non-controlling interest.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical Adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
Investor Relations
Tel: 86-10-8767-5752
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 5730-6200
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	March 31, 2019	December 31, 2018
Current assets:
Cash and cash equivalents	100,092	104,084
Accounts receivable, net	1,058	876
Inventories	6,159	4,811
Prepaid expenses and other current assets	11,804	11,243
Loan receivables-current	596	582
Total current assets	119,709	121,596

Non-current assets:
Restricted cash	660	746
Property, plant and equipment, net	47,718	45,896
Acquired intangible assets	4,408	4,491
Goodwill	26,538	25,096
Long-term investments	4,835	4,805
Deferred tax assets	18,015	16,195
Other non-current assets	26,302	24,048
Operating lease right-of-use assets	75,269	—
Loan receivables - noncurrent	596	582
Total assets	324,050	243,455

Liabilities
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIEs without recourse to the Group of $8,897 and $6,647 as of March 31, 2019 and December 31, 2018, respectively)	8,897	6,647
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $44,216 and $54,443 as of March 31, 2019 and December 31, 2018, respectively)	46,261	60,429
Income taxes payable(including income taxes payable of the consolidated VIEs without recourse to the Group of $12,282 and $11,298 as of March 31, 2019 and December 31, 2018, respectively)	12,702	11,685
Deferred revenue, current portion(including deferred revenue of the consolidated VIEs without recourse to the Group of $47,994 and $29,578 as of March 31, 2019 and December 31, 2018, respectively)	47,994	29,578
Operating lease liabilities, current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $13,125 and nil as of March 31, 2019 and December 31, 2018, respectively)	13,461	—
Total current liabilities	129,315	108,339

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(in thousands of U.S. dollars)

	As of
	March 31, 2019	December 31, 2018
Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $3,592 and $3,582 as of March 31, 2019 and December 31, 2018, respectively)	3,592	3,582
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $5,343 and $5,567 as of March 31, 2019 and December 31, 2018, respectively)	6,721	6,915
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $8,484 and $8,541 as of March 31, 2019 and December 31, 2018, respectively)	8,484	8,541
Deferred income tax liabilities(including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $1,089 and $1,110 as of March 31, 2019 and December 31, 2018, respectively)	1,089	1,110
Operating lease liabilities, non-current portion (including operating lease liabilities of the consolidated VIEs without recourse to the Group of $65,629 and nil as of March 31, 2019 and December 31, 2018, respectively)	66,248	—
Total liabilities	215,449	128,487

Mezzanine equity
Redeemable non-controlling interests	1,527	1,628

Equity
Ordinary shares	29	29
Treasury stock	(4,480)	—
Additional paid-in capital	137,178	135,881
Statutory reserve	3,362	3,362
Accumulated other comprehensive income	(334)	(122)
Accumulated deficit	(32,770)	(30,421)
Total RYB Education, Inc. shareholders’ equity	102,985	108,729
Non-controlling interest	4,089	4,611
Total equity	107,074	113,340
Total liabilities, mezzanine equity and total equity	324,050	243,455

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended March 31,
	2019	2018
Net revenues:
Services	31,843	26,000
Products	2,421	2,753
Total net revenues	34,264	28,753
Cost of revenues:
Services	31,196	26,688
Products	1,230	1,442
Total cost of revenues	32,426	28,130
Gross profit	1,838	623

Operating expenses
Selling Expenses	550	278
General and administrative	5,323	5,492
Total operating expenses	5,873	5,770

Operating loss	(4,035)	(5,147)
Interest income	205	535
Government subsidy income	125	89
Gain on disposal of subsidiaries	697	1

Loss before income taxes	(3,008)	(4,522)
Less: Income tax credits	(437)	(1,479)

Loss before loss in equity method investments	(2,571)	(3,043)
Loss from equity method investment	(113)	(55)

Net loss	(2,684)	(3,098)
Less: Net loss attributable to non-controlling interest	(192)	(378)
Decrease in redeemable non-controlling interests	(143)	—

Net loss attributable to ordinary shareholders of RYB	(2,349)	(2,720)

Net loss per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	(0.08)	(0.09)
Diluted	(0.08)	(0.09)
Net loss per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	(0.08)	(0.09)
Diluted	(0.08)	(0.09)
Weighted average shares used in calculating net income per ordinary share
Basic	29,033,754	29,213,801
Diluted	29,033,754	29,213,801

Note 1: Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2019	2018
Net loss	(2,684)	(3,098)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustments	(63)	659
Total comprehensive loss	(2,747)	(2,439)
Less: Comprehensive loss attributable to non-controlling interest	(43)	(324)
Comprehensive loss attributable to RYB Education, Inc.	(2,704)	(2,115)

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended March 31,
	2019	2018

Operating loss	(4,035)	(5,147)
Share-based compensation expenses	1,297	1,762
Adjusted operating loss	(2,738)	(3,385)

Net loss attributable to RYB	(2,349)	(2,720)
Decrease in redeemable non-controlling interest	(143)	—
Share-based compensation expenses	1,297	1,762
Adjusted net loss attributable to RYB	(1,195)	(958)

Net loss	(2,684)	(3,098)
Add: Income tax expense	(437)	(1,479)
Depreciation of property, plant and equipment	2,441	1,770
EBITDA	(680)	(2,807)
Share-based compensation expenses	1,297	1,762
Adjusted EBITDA	617	(1,045)

Net loss per ADS attributable to RYB- Basic (Note1)	(0.08)	(0.09)
Net loss per ADS attributable to RYB- Diluted (Note1)	(0.08)	(0.09)

Adjusted net loss per ADS attributable to RYB- Basic (Note1)	(0.04)	(0.03)
Adjusted net loss per ADS attributable to RYB- Diluted (Note1)	(0.04)	(0.03)

Weighted average shares used in calculating basic net loss/adjusted net loss per ADS(Note1)	29,033,754	29,213,801
Weighted average shares used in calculating diluted net loss/adjusted net loss per ADS(Note1)	29,033,754	29,213,801
Adjusted net loss per share attributable to ordinary shareholders of RYB Education, Inc.- Basic	(0.04)	(0.03)
Adjusted net loss per share attributable to ordinary shareholders of RYB Education, Inc.- Diluted	(0.04)	(0.03)

Note 1: Each ADS represents one Class A ordinary share.